Mail Stop 4561
                                                           August 22, 2018

Giro DiBiase
Chief Executive Officer
IIOT-OXYS, Inc.
705 Cambridge Street
Cambridge, MA 02141

       Re:    IIOT-OXYS, Inc.
              Amendment No. 4 to Registration Statement on Form S-1 Filed August 6, 2018
              File No. 333-222311

Dear Mr. DiBiase:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

   1. Revise to include a discussion of your liquidity and capital resources and results of operations for the full fiscal years. In this regard, we note that your previous Amendment
      No. 2 included such a discussion for your fiscal years ends that should remain within this filing. Refer to Item 303 of Regulation S-K.

   2. We note your response to prior comment 3 and your revised disclosure that "our revenue for 2018 year to date is derived from two customers, namely Madison Electric and Gill
      Engineering." Please revise to describe the nature and terms of these arrangements. Further, disclose the reasons for the increase in revenue and whether this
      trend will continue. Refer to Item 303 of Regulation S-K.
 Giro DiBiase
IIOT-OXYS, Inc.
August 22, 2018
Page 2

Index to Financial Statements, page F-1

      3. We note that you have provided financial statements as of March 31, 2018. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-
         08 of Regulation S-X regarding the age of the financial statements included in your filing.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3673 with any other questions.



                                                     Sincerely,

                                                     /s/ Folake Ayoola

                                                     Folake Ayoola
                                                     Special Counsel
                                                     Office of Information
Technologies and
                                                     Services

cc:      Ronald Vance
         Vance, Higley & Associates, P.C.